QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.2

SUPPLEMENT TO THE

MANAGEMENT INFORMATION CIRCULAR

dated August 16, 2010

with respect to the proposed

ARRANGEMENT

involving

RED BACK MINING INC.

and

KINROSS GOLD CORPORATION

September 2, 2010

These materials are important and require your immediate attention. They require Kinross Gold Corporation shareholders to make important decisions. If you are in doubt as to how to make such decisions, please contact your professional advisers. If you have questions, you may contact the proxy solicitation agent, Kingsdale Shareholder Services Inc., by (i) telephone, toll-free in North America at 1-866-581-1479 or at 416-867-2272 outside of North America, (ii) facsimile to (416) 867-2271 or, toll-free in North America, to 1-866-545-5580; (iii) mail to The Exchange Tower 130 King Street West, Suite 2950, P.O. Box 361, Toronto, Ontario M5X 1E2; or (iv) e-mail to contactus@kingsdaleshareholder.com

 KINROSS GOLD CORPORATION

SUPPLEMENT TO MANAGEMENT INFORMATION CIRCULAR

        This supplement (the "Supplement") to the management information circular of Kinross Gold Corporation ("Kinross" or the "Company") dated August 16, 2010 (the "Circular") is being sent to Shareholders in connection with the special meeting of Shareholders (the "Meeting") of Kinross to be held at the Metro Toronto Convention Centre, South Building, Rooms 713A and 713B, 222 Bremner Blvd., Toronto, Ontario, on September 15, 2010 at 10:00 a.m. (Toronto time), for the purposes set out in the Notice of Meeting.

        The Supplement amends and supplements the Circular pursuant to which Shareholders are being asked to consider and vote upon the Share Issuance Resolution on the terms and conditions more particularly described in the Circular. Except as otherwise set forth in this Supplement, the terms and conditions previously set forth in the Circular continue to be applicable in all respects. Capitalized terms used in this Supplement that are defined in the Circular have the respective meanings given to them in the Circular.

        In particular, and in addition to the additional and supplemental disclosure contained in this Supplement, the section of the Circular entitled "Background to the Arrangement" (found at pages 20 to 23 of the Circular) is amended by the addition of the supplemental information in the section contained in this Supplement entitled "Supplemental Disclosure".

RECORD DATE

        The Board has passed a resolution to fix the close of business (Toronto time) on August 11, 2010 as the Record Date for the determination of the registered Shareholders that will be entitled to notice of the Meeting, and any adjournment or postponement of the Meeting, and that will be entitled to vote at the Meeting.

VOTING OF PROXIES

        The form of proxy delivered to Shareholders along with the Circular confers discretionary authority on the persons named in it as proxies with respect to any amendments or variations to the matters identified in the Notice of Meeting or other matters that may properly come before the Meeting, or any adjournment or postponement thereof, and the named proxies in a properly executed proxy will vote on such matters in accordance with their judgment. At the date of the Supplement, management of Kinross is not aware of any such amendments, variations or other matters which are to be presented for action at the Meeting.

        The proxy must be in writing and signed by the Shareholder or by the Shareholder's attorney, duly authorized in writing or, if the Shareholder is a body corporate or association, signed by any individual authorized by a resolution of the directors or governing body of the body corporate or association. A proxy will only be valid if it is duly completed, signed, dated and received at the office of the Transfer Agent, Computershare Investor Services Inc., Proxy Dept., 100 University Avenue 9th Floor, Toronto, Ontario M5J 2Y1 (fax: (416) 263-9261), not less than 48 hours (excluding Saturdays, Sundays and holidays) before the commencement of the Meeting or any adjournment or postponement thereof.

        If you have questions, you may contact the proxy solicitation agent, Kingsdale Shareholder Services Inc., by (i) telephone, toll-free in North America at 1-866-581-1479 or at 416-867-2272 outside of North America, (ii) facsimile to (416) 867-2271 or, toll-free in North America, to 1-866-545-5580; (iii) mail to The Exchange Tower 130 King Street West, Suite 2950, P.O. Box 361, Toronto, Ontario M5X 1E2; or (iv) e-mail to contactus@kingsdaleshareholder.com.

        For more information with respect to the voting of Kinross Shares please refer to the Circular. In particular, for information with respect to the voting of Kinross Shares held by Beneficial Shareholders, please refer to the section of the Circular entitled, "Notice to Non-Registered (Beneficial) Shareholders".

 STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

        All statements, other than statements of historical fact, contained or incorporated by reference in this Supplement, including any information as to the future financial or operating performance of Kinross, constitute "forward-looking information" or "forward-looking statements" within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for "safe harbour" under the United States Private Securities Litigation Reform Act of 1995 and are based on reviewed harbour expectations, estimates and projections as of the date of this Supplement. Forward-looking statements include, without limitation, possible events, opportunities, statements with respect to possible events or opportunities, the future price of gold and silver, the estimation of mineral reserves and resources and the realization of such estimates, the timing and amount and costs of estimated future production, expected capital expenditures, development and mining activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation, environmental risks, unanticipated reclamation expenses, title disputes or claims. The words "plan", "opportunity", "expects", "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "pro-forma", "targets", "interpretations", "intends", "anticipates", "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might", or "will be taken", "occur", or "be achieved" and similar expressions identify forward-looking statements.

        Forward-looking statements are necessarily based upon a number of estimates, interpretations and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of Kinross contained in this Supplement, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein, as well as: (1) that Kinross will complete the proposed business combination transaction with Red Back in accordance with the terms and conditions of the arrangement agreement ("the Arrangement"); (2) the accuracy of management's assessment of the effects of the successful completion of the Arrangement; (3) the accuracy of Kinross and Red Back's mineral reserve and mineral resource estimates; (4) that production at the Dvoinoye deposit will commence in 2013, consistent with management's expectations; (5) that production at each of the Cerro Casale, Fruta del Norte and Lobo Marte properties will commence in 2014, consistent with management's expectations; (6) the accuracy of management's assessments of the growth of gold resources and gold production in West Africa; (7) the viability of the Tasiast and Chirano mines, and the development and expansion of Tasiast and Chirano mines on a basis consistent with Kinross and Red Back's current expectations; and (8) the viability of Red Back's exploration properties and permitting the development and expansion of such properties on a basis consistent with Kinross and Red Back's current expectations. Statements representing management's financial and other outlook have been prepared solely for purposes of expressing their current views regarding the Company's financial and other outlook and may not be appropriate for any other purpose. Many of these uncertainties and contingencies can affect, and could cause, Kinross' actual results to differ materially from those expressed or implied in any forward-looking statement made by, or on behalf of, Kinross. There can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. All of the forward-looking statements made in this Supplement are qualified by these cautionary statements and those made in our filings with the securities regulators of Canada and the U.S., including but not limited to those cautionary statements made in the "Risk Factors" section of our most recently filed Annual Information Form, the "Risk Analysis" section of our most recently filed Management's Discussion and Analysis, in the "Statements Regarding Forward-Looking Information" and "Risk Factors" sections of our Management Information Circular dated August 16, 2010 and mailed to Kinross shareholders in connection with the Arrangement, and the "Cautionary Statement on Forward-Looking Information" in our news release regarding the Arrangement dated August 2, 2010, to which readers are referred and which are incorporated by reference in this Supplement, and all of which qualify any and all forward-looking statements made in this Supplement. These factors are not intended to represent a complete list of the factors that could affect Kinross or the Arrangement or the combined company resulting therefrom. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

 SUPPLEMENTAL DISCLOSURE

        Further to the news release issued and filed by Kinross on September 1, 2010, Kinross is providing further details regarding the Arrangement, including additional detail to the "Background to the Arrangement" section of the Circular. The Company is also providing further information on its development plans for the Tasiast Property, in order to assist Shareholders in evaluating the Arrangement.

Background to the Arrangement

        From December 2009 through the first quarter of 2010, the Board met on five occasions, during which it received regular updates regarding potential acquisitions from Kinross management. These meetings included a number of discussions regarding early stage review of potential opportunities involving Red Back. Over the next four months, prior to the announcement of the Arrangement on August 2, 2010, the Board convened a further four times. At these meetings, the proposed business combination with Red Back was the subject of detailed discussion and consideration. In addition, the special committee of the Board (the "Special Committee"), which advises the Board and management on transactional matters as part of its mandate, met on numerous occasions during the same period. On ten separate occasions, the Special Committee met specifically to discuss potential opportunities involving Red Back. Between January 2010 and the announcement of the Arrangement on August 2, 2010, senior management from the two companies met five times to formally discuss and negotiate the terms of a potential business combination. Additional detail on the chronology and substance of the above meetings during which the Red Back combination was discussed is provided at Schedule "A" to this Supplement.

Tasiast Property development plans

        Following closing of the Arrangement, Kinross plans to immediately undertake an extensive development program to expand the Tasiast Property. The Company currently anticipates completing this expansion program within approximately 36 months, with a view to commencing operations at a new mill in the fourth quarter of 2013. Given its extensive due diligence of Red Back and the Tasiast Property, the Company has already undertaken a substantial amount of planning and development work to support the proposed expansion. The Company's near-term timeline addresses four major areas of development activity:

  •
  First, immediately following closing, a comprehensive integration program will be undertaken with the aim of ensuring a smooth transition and integration of the two companies, including maintaining production at existing operations and promptly initiating preparatory activities to support the expansion project at the Tasiast Property.

  •
  Second, an intensive exploration program including additional infill and step-out drilling is expected to commence shortly after closing. This program will involve increasing significantly the number of drill rigs at the Tasiast Property and accelerating the current drilling campaign to delineate the high-grade zone at depth. The Company will provide an update on its expanded exploration program along with its third quarter results in November 2010 and expects to issue a new NI 43-101-compliant reserve and resource declaration on or about February 2011.

  •
  Third, the Company expects to fast-track engineering and project development work on the Tasiast expansion, including tendering for an engineering, procurement and construction management contractor, with a view to completion of a scoping study by December 2010, and completion of a feasibility study by July 2011. The development plan for the Tasiast Property currently envisions construction of a new mill with increased capacity from the current level of 10,000 tonnes per day to approximately 60,000 tonnes per day and the purchase of a new, larger mining fleet, tailored to the scale of the expanded operation.

  •
  Fourth, the Company will commence community relations and permitting activities to support an expanded operation and required infrastructure, including the need for additional water, power, and related infrastructure.

        Kinross will provide updates on progress in its 2010 third quarter and year-end results.

Extensive due diligence

        Prior to announcing the Arrangement, Kinross conducted approximately six months of exhaustive due diligence on Red Back, including:

  •
  multiple site visits to the Tasiast Property and the Chirano Property by Kinross geologists, engineers, and members of the executive team and Board;

  •
  meetings with key government representatives in Mauritania;

  •
  twinning of existing Red Back drill holes;

  •
  extensive metallurgical testing; and,

  •
  modeling of options for optimal mining and processing scenarios.

        In addition, the Company received third-party opinions on the geologic potential, metallurgy, mining operations and engineering of expansion scenarios, and fairness opinions from four leading financial institutions. This included an opinion from Morgan Stanley, which was engaged by Kinross solely to provide a financial opinion to the Board, and will not be paid a fee that is contingent on the outcome of the proposed transaction.

Kinross and Red Back: A compelling combination

        The friendly combination of Kinross and Red Back has been unanimously approved by the boards of directors of both companies. The combination will create a pure gold senior producer with an exceptional growth profile, matching Kinross' strong base of high-quality mines, growth projects and proven track record, with Red Back's early-stage operating mines and outstanding exploration and expansion potential. The combination generates significant benefits for shareholders of both companies:

  •
  Kinross acquires a pair of high-quality producing assets, including the Tasiast Property which has the potential to be one of the world's great gold deposits.

  •
  Kinross gains a new presence in West Africa, one of the world's fastest-growing gold regions, and inherits a seasoned management team and employee base with extensive West African operating experience.

  •
  Red Back Shareholders gain exposure to Kinross' balanced portfolio of eight operating mines and four development projects, and continued participation in potential upside at the Tasiast Property through Kinross Share ownership.

  •
  Red Back Shareholders benefit from Kinross' seasoned exploration and development team with a proven track record, and its stronger financial and technical platform to help realize the full potential of Red Back's existing assets.

        Based on analyst consensus production estimates for Kinross and Red Back, forecast pro forma gold production for the combined company would be approximately 3.9 million ounces in 2015. Kinross believes there is significant upside potential for Red Back's assets beyond this estimate, based on its evaluations and the potential for exploration and production expansion.

 SCHEDULE "A"

Date	Meeting and nature of discussion
December, 2009 to March, 2010	The Kinross Board and Special Committee began receiving regular updates from management regarding its ongoing review of Red Back as a prospective transaction opportunity.
April 15, 2010	Kinross' Special Committee received an update on potential transaction terms for a friendly business combination with Red Back and a comprehensive multi-functional presentation from senior management on all key aspects of a potential transaction. The Committee authorized management to continue negotiations with Red Back senior management toward a non-binding term sheet.
April 16, 2010	Senior management from Kinross presented Red Back with a non-binding term sheet proposing an all-share transaction on the basis of 1.65 Kinross Shares per Red Back Share (implying a market value of approximately Cdn$30 per Red Back Share based on the then-current Kinross Share price), with customary deal terms and conditions.
April 18, 2010	The parties entered into a letter of intent, a non-binding term sheet and a confidentiality agreement that included, among other matters, a period of exclusivity to Kinross to negotiate definitive agreements on substantially the terms presented by Kinross at the April 16 meeting.
April 21, 2010	The Special Committee was provided with an update on the transaction proposed at the April 18 meeting, including a summary of the discussions with Red Back management.
April 22, 2010	Senior management from Kinross and Red Back met to discuss further the April 18 non-binding proposal for an all-share transaction. However, the parties were unable to agree on mutually acceptable commercial terms.
April 23, 2010	The Special Committee was provided with a further update on the proposed combination, including Red Back's request for a higher purchase price and Kinross' need to complete further due diligence before considering any such increase. On that basis, and in lieu of the proposed combination, the potential terms for a possible private placement purchase of Red Back Shares were discussed, following which the Committee decided to recommend to the Board for consideration and, if acceptable, approval of a private placement in Red Back on the proposed terms.
April 24, 2010	As a result of the break-down in negotiations at the April 22 meeting, and further discussions by Kinross management with the Special Committee and between the parties, Kinross and Red Back agreed to terminate the April 18 letter of intent and non-binding term sheet, as they had concluded that a combination was unlikely to be completed on mutually agreeable terms, particularly without further due diligence by Kinross.
April 27, 2010	The Kinross Board was briefed by senior management on all key aspects of the proposed combination, including the breakdown of negotiations on April 22 and the merits of a proposed private placement transaction versus a business combination. Management also provided a recommendation regarding the terms of such a private placement. The Board approved a private placement up to a maximum of Cdn$700 million and delegated authority to the Special Committee and the President and CEO, to approve the terms of such private placement. Following this meeting, the parties recommenced discussions regarding a private placement equity investment by Kinross.
May 4, 2010	The Special Committee received a briefing from management on the discussions between Kinross and Red Back regarding a private placement, including pricing and other key terms. The Special Committee approved the private placement, on terms as more particularly set out in the Circular, following which the parties entered into the Subscription Agreement on such terms.
May 7, 2010	The private placement closed, following which Kinross continued its extensive due diligence on Red Back as detailed in the Circular, including in-country and mine site visits.
May 10, 2010	The Special Committee received an update from senior management on market and investor reaction to the private placement, and further due diligence that would be undertaken on Red Back.
June 10, 2010	The Board received an update from management on potential acquisition opportunities, including the ongoing review of, and discussions with, Red Back.

Date	Meeting and nature of discussion
June 30, 2010	The Board received an update from management on potential acquisition opportunities, including an updated overview of Red Back, its assets, and the status of discussions with Red Back management.
July 8, 2010	Senior management from Kinross and Red Back met and Kinross submitted a business combination proposal of 1.77 Kinross Shares per Red Back Share (implying a market value of approximately Cdn$30 per Red Back Share based on Kinross' then-current share price). The parties also discussed the potential for inclusion of a fractional Kinross Warrant as part of the Consideration. Red Back management advised that it was still not prepared to accept an offer at that valuation notwithstanding the relative decrease in the Kinross Share price (and resulting increase in pro forma ownership by Red Back Shareholders relative to prior proposals). Kinross advised that it was not prepared to increase its offer at that time.
July 9, 2010	The Special Committee was provided with an update on the breakdown of negotiations on July 8, including why an agreement on value could not be reached, and additional due diligence completed by Kinross.
July 19, 2010	Scotia Capital Inc., Red Back's principal financial advisor, indicated in a discussion with a Kinross senior management representative that there was a potential range of values within which they believed a transaction with Red Back could be successfully negotiated, and that the inclusion of Kinross Warrants was likely to be helpful in reaching agreement on price.
July 21, 2010	The Special Committee was updated on Red Back related activities since its July 9 meeting, including details of the July 19 discussions with Scotia Capital, Kinross Share and Red Back Share price movement, potential market and investor reaction to a proposed combination and the steps necessary to announce such a transaction.
July 27, 2010	The Board was provided with a detailed update on the potential for a business combination with Red Back, and received comprehensive presentations from senior management and Kinross' external legal and financial advisors, as more particularly described in the Circular. The Board issued an omnibus approval of a proposed transaction substantially on the terms described to it and, among other matters, delegated to the Special Committee the authority to approve and enter into the combination transaction within a specified range of consideration. The full approval process and delegation of authority to the Special Committee is detailed in the Circular.
July 30, 2010	After the close of markets, Kinross' President and CEO contacted the Chairman of Red Back and made a non-binding proposal to complete a business combination on the basis of 1.778 Kinross Shares plus 0.110 of a Kinross Warrant per Red Back Share, implying a market value (within the range of consideration authorized by the Board) of approximately Cdn$30.50 per Red Back Share. Later that evening, the parties executed a 10-day exclusivity agreement to complete remaining due diligence and negotiate legally binding agreements.
July 31, 2010	The Special Committee received an update on the July 30 discussions with Red Back, including the signing of an exclusivity agreement between the parties. Management also discussed proposed terms for the Arrangement Agreement and requested another meeting of the Committee to be held on August 2.
August 2, 2010	As detailed in the Circular, the Special Committee was provided with an update on the terms of the Arrangement Agreement (including the Cdn$30.50 implied offer price proposed on July 30), market conditions, key reasons to proceed with the transaction, meetings in Mauritania with government officials and the receipt of four fairness opinions, including an opinion from Morgan Stanley, which was engaged by Kinross solely to provide a financial opinion to the Board and will not be paid a fee that is contingent on the outcome of the proposed transaction. Following this discussion, the Special Committee carried out the confirmation and approval process detailed in the Circular.
August 4, 2010	At the regularly scheduled quarterly Board meeting, the Board was updated on certain aspects of the announced proposed Red Back transaction, including funding future costs for the combined company and accounting methodology for the Arrangement.
August 31, 2010	The Special Committee received an update on the status of the transaction, including voting results and investor reaction. The Special Committee was also briefed on integration planning, including the process for bringing two new directors onto the Board.

Any questions and requests for assistance may be directed to the
Proxy Solicitation Agent:

The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario
M5X 1E2

North American Toll Free Phone:

1-866-581-1479

Email: contactus@kingsdaleshareholder.com

Facsimile: 416-867-2271

Toll Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: 416-867-2272

QuickLinks

KINROSS GOLD CORPORATION SUPPLEMENT TO MANAGEMENT INFORMATION CIRCULAR
RECORD DATE
VOTING OF PROXIES
STATEMENTS REGARDING FORWARD-LOOKING INFORMATION
SUPPLEMENTAL DISCLOSURE
SCHEDULE "A"